FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ☒              Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐              No     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                       ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

NONE OF THE RIGHTS, THE NEW SHARES, THE CONVERTIBLE EQUITY NOTES AND THE NEW SHARES TO BE ISSUED IN THE PROPOSED EQUITY CAPITAL RAISING, NOR THE SHARES OF FINANSBANK, HAVE BEEN OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

8 September 2010

National Bank of Greece S.A. (“NBG”) announces a comprehensive capital strengthening plan of approximately €2.8 billion

A meeting of the Board of Directors of NBG has been convened for 10 September 2010 to approve a proposed capital raising plan. The proposed capital raising plan comprises an equity capital raising including an equity rights offering to raise proceeds of €631 million by issuing approximately 121.4 million new ordinary shares, at a subscription price of €5.20 per share, by way of pre-emptive rights for existing shareholders, at a subscription ratio of one new share for every five shares held by existing shareholders; and an offering of convertible equity notes to existing ordinary shareholders of up to €1,184 million by issuing 227.6 million of notes convertible into 227.6 million new ordinary shares of NBG at the ratio of three convertible equity note for every eight existing ordinary shares. The conversion price of the convertible equity notes will be the same as the equity rights offering (€5.20 per share), and the total proceeds are anticipated to be approximately €1.8 billion. In addition, the proposed capital raising plan includes a public offering of a minority stake in the share capital of NBG’s Turkish subsidiary, Finansbank, that may comprise both primary and secondary shares. NBG will retain a majority equity stake in Finansbank of not less than 75%. NBG intends to complete the Finansbank offering as soon as practicable, subject to market conditions and all necessary regulatory and other approvals.

The proposed capital raising plan  aims to achieve the following three objectives:

•                                          Enhancing NBG’s capital to:

-Create an additional, sizeable capital buffer to face the macro-economic situation in Greece in the short-to-medium term;

-Position NBG to apply for approval from the relevant authorities for the repayment of €350 million of preference shares issued under the Greek government liquidity support plan;

-Provide comfort to NBG’s funding counterparties and strengthen the confidence of its existing deposit base; and

-Exceed current and anticipated regulatory capital requirements by a significant margin and address investors’ heightened expectations.

•                                          Strengthening NBG’s regional leadership to:

-Enhance the growth profile of NBG’s Turkish and South East Europe businesses ensuring the Group is best positioned to benefit from the economic recovery in the region; and

-Take advantage of value enhancing growth opportunities that could arise when the outlook improves.

•                                          Supporting Finansbank through its offering to:

-Grow its balance sheet and expand its franchise in the attractive Turkish banking market; and

-Improve its independent access to the capital markets.

The equity capital raising is conditional, amongst other things, upon approval of a prospectus by the Hellenic Capital Markets Commission.

The transaction is expected to close in October 2010 subject to the receipt of all necessary regulatory approvals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)
Date:9th September, 2010

Chief Executive Officer